FASHIONISTA DISTRIBUTOR HOLDINGS INC.

2F., No. 24, Sec.1, Chongqing N. Rd., Datong Dist.

Taipei City, Taiwan (R.O.C) 103

November 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Aamira Chaudhry

Doug Jones

Alyssa Wall

Mara Ransom

Re:	Fashionista Distributor Holdings Inc.
Registration Statement on Form S-1
Filed March 4, 2024, as amended File No. 333-277616

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fashionista Distributor Holdings Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, November 19, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Yushun Ting
Yushun Ting
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP